LORD ABBETT INVESTMENT TRUST

90 Hudson Street

Jersey City, NJ 07302

November 25, 2015

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Investment Trust (the “Trust”)
File Nos. 033-68090 and 811-07988

Dear Mr. Cowan:

Reference is made to Post-Effective Amendment No. 75 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on September 17, 2015 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on Friday, October 23, 2015 at approximately 4:00 p.m. with Linda Y. Kim of Lord, Abbett & Co. LLC, the investment adviser to the Trust and each of its series, regarding the Registration Statement. Your comments, and the Trust’s responses thereto, are summarized below. Post-Effective Amendment No. 76 to the Registration Statement, which was filed today with the Commission and is to become effective December 1, 2015, reflects changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

1       Accession No. 0000930413-15-003706.

Mr. Mark Cowan

November 25, 2015

1. The penultimate paragraph in the “Principal Investment Strategies” section of the summary portion of the prospectus includes the following sentence: “The Fund combines top-down and bottom-up analysis to construct its portfolio.” Please provide more detail regarding the Fund’s “top-down and bottom-up analysis.”

Response: We have added the following language after the referenced sentence:

The Fund combines top-down and bottom-up analysis to construct its portfolio, using a blend of quantitative and fundamental research. As part of its top-down analysis, the Fund evaluates global economic conditions, opportunities, and risks across different segments of the fixed income market. Once the Fund identifies investment themes and attractive sectors, it employs bottom-up analysis to identify and select securities for investment by the Fund based on in-depth company, industry, and market research and analysis.

2. Please expand “Government Securities Risk and Mortgage-Related Securities Risk” in the “Principal Risks” section of the summary portion of the prospectus to include privately issued mortgage-related securities.

Response: We have separated “Government Securities Risk and Mortgage-Related Securities Risk” into two separate risks – “Government Securities Risk” and “Mortgage-Related and Other Asset-Backed Securities Risk.” In addition, we have revised “Mortgage-Related and Other Asset-Backed Securities Risk” to read as follows:

Mortgage-related securities, including commercial mortgage-backed securities and other privately issued mortgage-related securities, and other asset-backed securities may be particularly sensitive to changes in economic conditions, including delinquencies and/or defaults. They are subject to prepayment risk (higher than expected prepayment rates of mortgage obligations due to a fall in market interest rates) and extension risk (lower than expected prepayment rates of mortgage obligations due to a rise in market interest rates). These risks increase the Fund’s overall interest rate risk. Some mortgage-related securities receive government or private support, but there is no assurance that such support will remain in place.

We also have made corresponding changes to “Mortgage-Related and Other Asset-Backed Securities Risk” in the “Principal Risks” section of the statutory portion of the prospectus.

3. In connection with “Government Securities Risk and Mortgage-Related Risk” in the “Principal Risks” section of the summary portion of the prospectus, please consider whether there are any undisclosed risks associated with investments in U.S. Government securities.

2

Mr. Mark Cowan

November 25, 2015

Response: We respectfully acknowledge the comment; however, we believe that the disclosure in “Government Securities Risk” materially addresses these risks without inundating investors with excessive detail, consistent with the instructions to Form N-1A.

*      *      *      *      *

The Trust acknowledges in connection with this filing the following: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at (201) 827-2279.

Sincerely,

/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Deputy General Counsel
Lord, Abbett & Co. LLC
3